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06003861

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SEC FILE NUMBER
8-34415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2005___ AND ENDING ___December 31, 2005___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Israel A. Englander & Co., Inc.**

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
   666 Fifth Avenue, 9th Floor

                                      (No. and Street)

New York	**New York**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Kevin Golden   **212 – 841 - 4568**
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Ernst & Young LLP

                        (Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 0 2 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
                          in this form are not required to respond unless the form displays
                          a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best
of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of
_____ , as of
_____ , 20_____ , are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a
customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- X   (a)   Facing page.
- X   (b)   Statement of Financial Condition.
- ☐   (c)   Statement of Income (Loss).
- ☐   (d)   Statement of Cash Flows.
- ☐   (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐   (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐   (g)   Computation of Net Capital.
- ☐   (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐   (I)   Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐   (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐   (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X   (l)   An Oath or Affirmation.
- ☐   (m)   A copy of the SIPC Supplemental Report.
- ☐   (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐   (o)   Independent auditor's report on Internal Control
- ☐   (p)   Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Israel A. Englander & Co., Inc.

December 31, 2005
with Report of Independent Registered Public Accounting Firm

Oath or Affirmation

To the best of our knowledge and belief, the accompanying financial statements and supplemental information pertaining to Israel A. Englander & Co., Inc. as of and for the year ended December 31, 2005 are true and correct. We further swear (or affirm) that neither the Company nor any stockholders, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Stephen R. Tobias
President

Kevin Golden
Controller

Sworn to before me

This 27th day of February, 2006

Notary Public

ILENE LICHT
NOTARY PUBLIC, STATE OF NEW YORK
No. 01LI6137473
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES NOV. 28, 2009

Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2005

Contents

 ERNST & YOUNG

■ Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Israel A. Englander & Co., Inc.

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander & Co., Inc. at December 31, 2005 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 27, 2006

Israel A. Englander & Co., Inc.

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 3,397,375
Receivable from clearing organization, net	676,013
Floor brokerage receivables, net	3,677,163
Investment	450,933
Property and equipment (net of accumulated depreciation and amortization of $651,312)	852,600
Other assets	332,678
	$ 9,386,762

Liabilities and stockholders' equity

Accrued compensation	$ 2,688,637
Other liabilities	823,030
	3,511,667
Stockholders' equity	5,875,095
	$ 9,386,762

See accompanying notes.

Israel A. Englander & Co., Inc.

Notes to Statement of Financial Condition

December 31, 2005

1. Organization

Israel A. Englander & Co., Inc. (the "Company") is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, the American Stock Exchange, the Chicago Board Options Exchange, the Pacific Exchange and the International Securities Exchange. The Company provides floor brokerage execution services.

2. Significant Accounting Policies

Commissions and related brokerage and clearing expenses are recorded on a trade date basis.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

The Company considers investments in money market funds with less than three months to maturity to be cash equivalents.

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset, which is typically between three and seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease.

Investment income is accounted for on an accrual basis.

3. Receivable from Clearing Organization

Receivable from clearing organization, net represents cash held at the clearing broker at December 31, 2005.

4. Floor Brokerage Receivables, Net

Floor brokerage receivables represent amounts receivable by the Company from various major financial institutions for floor brokerage execution services. These amounts are shown net of an allowance for doubtful accounts of $30,958 on the statement of financial condition.

5. Related Party Transactions

Millennium Operations, LLC ("Operations"), a limited liability company, provides personnel and general and administrative expenses at cost to the Company. The Company had a payable to Operations at December 31, 2005 of $113,853, which is included in other liabilities on the statement of financial condition.

The Company holds an investment in Millennium Management, L.L.C., the general partner of Millennium Partners, L.P. ("Partners"), which is reflected as investment on the statement of financial condition. The Company values its investment in Millennium Management, L.L.C. based on the equity method of accounting.

A minority shareholder of the Company is the managing member of Millennium Management, L.L.C.

At December 31, 2005, the Company has an interest bearing receivable from an employee in the amounts of $188,814, which is included in other assets on the statement of financial condition. Interest charged for the receivable is calculated based on a formula using Prime Interest Rate.

6. Other liabilities

Other liabilities include amounts relating to general and administrative expenses from Operations and accrued expenses.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, of $250,000. At December 31, 2005, the Company had net capital of $2,380,248, which exceeded its requirement by $2,130,248.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the Rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2005, the Company was in compliance with all such requirements.

8. Income Taxes

The Company is treated as an "S" Corporation for federal tax purposes and therefore it is not subject to federal taxation. The Company is subject to certain state and local taxes. The Company's shareholders are subject to taxation on the Company's income whether or not it is distributed to them.

9. Fair Value of Financial Instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" approximates the carrying amounts presented in the statement of financial condition.

10. Concentration of Credit Risk

The Company clears its securities transactions through a major financial services firm. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off balance sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

11. Commitments

The Company has pledged $51,521 as security deposit for their operating lease, which is included in cash and cash equivalents on the statement of financial condition.

The Company has entered into operating lease agreements for office space that expire on September 30, 2007 and May 30, 2008.

Future minimum lease payments are as follows:

2006	$ 323,426
2007	292,785
2008	83,695
	$ 699,906